77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Core Bond Trust (the "Fund") held on Tuesday, September 30, 2014, the results were as follows:

2(A) The Shareholders of the Fund are being asked to approve the Agreement and Plan of Reorganization between BlackRock Income Trust, Inc. and the Fund, including the issuance of additional common shares of the Fund, in connection with the BlackRock Income Trust, Inc. Reorganization Agreement.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
13,353,682	1,225,927	448,862

2(B) The Shareholders of the Fund are being asked to approve the Agreement and Plan of Reorganization between BlackRock Income Opportunity Trust, Inc. and the Fund, including the issuance of additional common shares of the Fund, in connection with the BlackRock Income Opportunity Trust, Inc. Reorganization Agreement.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
13,523,798	1,045,110	459,563